Filed pursuant to Rule 433

Registration No. 333-158277

April 23, 2010

Final Term Sheet

JPY 40,000,000,000 0.30% Global Notes due 2013

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	JPY 40,000,000,000

Denomination:	JPY 1,000,000

Maturity:	March 20, 2013

Redemption Amount:	100%

Interest Rate:	0.30% per annum, payable in two equal, semi-annual installments in arrears

Date of Pricing:	April 23, 2010

Closing Date:	April 30, 2010

Interest Payment Dates:	March 20 and September 20 in each year

First Interest Payment Date:	September 20, 2010 (for interest accrued from and including April 30, 2010 to but excluding September 20, 2010)

Interest Payable on First Interest Payment Date:	JPY 47,013,699 (for aggregate principal amount of JPY 40,000,000,000)

Currency of Payments:	USD unless noteholder elects payment in JPY

Business Day:	New York, Tokyo, TARGET

Business Day Convention:	Following, unadjusted

Day Count Fraction:	ACTUAL/365 (fixed) Method

Price to Public/Issue Price:	99.98%

Underwriting Commissions:	0.10%

Proceeds to KfW:	99.88%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

CUSIP:	500769DV3

ISIN:	US500769DV34

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of the Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Manager:	Nomura International

Stabilization Manager:	Nomura International plc

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072086/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm. In addition, information relating to the recent change of KfW’s authorized representative in the United States for the purposes of the Securities Act of 1933 is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000095012310028764/f03298exv99wg.htm . Alternatively, Nomura International will arrange to send you the prospectus, which you may request by calling collect +1-212 667 2159.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.